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                                                                  Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated July 20, 2001 and the related
       Letter of Transmittal and any amendments or supplements thereto, and is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in
           compliance with the laws of such jurisdiction. In those
             jurisdictions where the applicable laws require the
              Offer be made by a licensed broker or dealer, the
              Offer shall be deemed to be made on behalf of the
                Purchaser by one or more registered brokers or
                    dealers licensed under the laws of such
                                 jurisdiction.


                      Notice of Offer to Purchase for Cash
                   All Outstanding Shares of Common Stock of

                                PJ America, Inc.
                                       at
                              $8.75 Net Per Share
                                       by
                              PJ Acquisition Corp.

     PJ Acquisition Corp. (the "Purchaser"), a Delaware corporation formed by certain officers, directors and significant stockholders (the "Investor Group") of PJ America, Inc. ("PJAM"), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of PJAM (other than Shares owned by the Purchaser and the Investor Group), at a price of $8.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is a third party tender offer by the Purchaser to purchase at the given price all Shares tendered pursuant to the Offer. Following the consummation of the Offer, the Purchaser and PJAM intend to effect the Merger (as defined below).

           THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
               EASTERN DAYLIGHT TIME, ON MONDAY, AUGUST 20, 2001,
                         UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon a number of things, including there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that together with Shares already owned by the Purchaser and the Investor Group represent at least 90% of the outstanding Shares; an absence of material adverse change to PJAM; and
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consummation of financing sufficient to complete the Offer and the Merger pursuant to the terms of the financing commitment letter received by the Purchaser or on comparable terms. The Purchaser may waive the foregoing conditions. However, the Purchaser may not, without the approval of the Special Committee (as defined below), accept any Shares unless at least a majority of the Shares not owned by the Purchaser or the Investor Group are tendered in the Offer.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 28, 2001 (the "Merger Agreement") between PJAM and the Purchaser. The Merger Agreement provides that following completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, the Purchaser will be merged into PJAM (the "Merger"), with PJAM continuing as the surviving corporation (the "Surviving Corporation"), which will be wholly owned by the Investor Group. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than (i) Shares held in PJAM's treasury, (ii) Shares held by the Purchaser, and (iii) Shares of holders properly exercising dissenters' rights) will be converted into the right to receive the per Share price paid in the Offer in cash without interest thereon (the "Merger Consideration").

     The Board of Directors of PJAM (the "PJAM Board"), by unanimous decision of those directors participating and based upon the unanimous recommendation of a Special Committee of independent directors of the PJAM Board (the "Special Committee"): (1) determined that each of the Offer, the Merger and the Merger Agreement is advisable, fair to and in the best interests of PJAM and its stockholders (other than Purchaser and the Investor Group); (2) approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby; and (3) recommended that PJAM's stockholders accept the Offer, tender their Shares pursuant thereto and, if applicable, approve and adopt the Merger Agreement and the Merger.

     Tendering stockholders of record who tender Shares directly will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, transfer taxes. Stockholders who hold their Shares through a broker or other nominee should consult with such

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institution as to whether it charges any service fees. The Purchaser will pay the expenses of National City Bank, which is acting as Depositary (the "Depositary"), and Georgeson Shareholder, which is acting as the Information Agent (the "Information Agent"), in connection with this Offer.

     For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice of such acceptance to the Depositary. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary. The Depositary will act as agent for tendering stockholders whose Shares have been previously accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal and any other required documents.

     The term "Expiration Date" means 12:00 Midnight, Eastern Daylight time, on Monday, August 20, 2001 unless the Purchaser shall have extended the period of time for which the Offer is open under the terms set forth in the Merger Agreement, in which event, "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire. The Purchaser may, without the consent of PJAM, extend the Offer beyond the initial Expiration Date in the following events: (i) from time to time if, at the initial Expiration Date (or the extended expiration date of the Offer, if acceptable), any of the conditions to the Offer, specified in the Offer to Purchase under "The Tender Offer -
Section 11. Conditions of the Offer," shall not have been satisfied or waived;
(ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law; or (iii) pursuant to an amendment to the Offer providing for a "subsequent offering period" not to exceed 20 business days to the extent permitted under, and in compliance with, Rule 14d-11 under the Securities Exchange Act of 1934 (the "Exchange Act"). Any such extension will be followed by public announcement thereof no later than 9:00 a.m., Eastern Daylight time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares

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previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares, except for an extension pursuant to Rule 14d-11 under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 20, 2001 unless such Shares have been previously accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) with signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase under "The Tender Offer - Section 3. Procedures for Accepting the Offer and Tendering Shares" at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties.

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     The information required to be disclosed by paragraph (d)(i) of Rule 14d-6 and Rule 13e-3(e)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for U.S. federal income tax purposes and stockholders will generally recognize gain or loss measured by the difference between the cash received and the tax basis in the Shares. See "The Tender Offer - Section 6 Certain Federal Tax Consequences" in the Offer to Purchase.

     PJAM has provided the Purchaser with the PJAM stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be sent to record holders of the Shares and to brokers, dealers, bank, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

     Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be purchased promptly at Purchaser's expense.

                    The Information Agent for the Offer is:

                             Georgeson Shareholder
                               111 Commerce Road
                          Carlstadt, New Jersey 07072
                 Brokers and Banks Call Collect: (201) 896-1900
                   All Others Call Toll Free: (888) 420-0225
July 20, 2001

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